Exhibit 17.1

July 1, 2022

Vivakor, Inc.

4101 North Thanksgiving Way

Lehi, UT 84043

Attn: Board of Directors

Dear Sirs,

This letter shall serve as formal notice of my resignation, effective July 1, 2022, from my position as Director of Vivakor, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Respectfully,

/s/ Joseph Spence